

07000695



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152
WASH, D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandis Tallman, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Battery Street, Suite 500
(No and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard S. Brandis (415) 912-5633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard S. Brandis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandis Tallman LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ____________
County of ____________
Subscribed and sworn (or affirmed) to before me this ____ day of ________, ______

____
Notary Public

____
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

State of California, County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 23 day of January, 2007 by Richard S. Brandis ~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.
Signature ____________


MARLYN ANO
COMM. #1554717
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires March 21, 2009
GMN1
GMN1

Brandis Tallman LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Brandis Tallman LLC:

We have audited the accompanying statement of financial condition of Brandis Tallman LLC as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandis Tallman LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 6, 2007

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Brandis Tallman LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 29,320
Deposits held at clearing organizations	117,756
Accounts receivable	50,634
Property and equipment, net	24,684
Deposits	1,947
Prepaid expenses	75
Organization costs, net	294
Total assets	$ 224,710

Liabilities and Members' equity

Liabilities	
Retirement plan contribution payable	$ 2,623
Accounts payable and accrued expenses	2,500
Income taxes payable	900
Total liabilities	6,023
Members' equity	218,687
Total liabilities and members' equity	$ 224,710

The accompanying notes are an integral part of these financial statements.

Brandis Tallman LLC
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Underwriting income	$ 301,362
Referral income	176,591
Trading revenue	1,433
Interest income	6,144
Other income	182
Total revenue	485,712
Expenses	
Employee compensation and benefits	131,259
Underwriting expense	31,352
Occupancy	22,990
Taxes, other than income taxes	10,064
Other operating expenses	110,207
Total expenses	305,872
Net income (loss) before income tax provision	179,840
Income tax provision	1,700
Net income (loss)	$ 178,140

The accompanying notes are an integral part of these financial statements.

Brandis Tallman LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2006

	Members' Equity
Balance at December 31, 2005	$ 239,147
Members' distributions	(198,600)
Net income (loss)	178,140
Balance at December 31, 2006	$ 218,687

The accompanying notes are an integral part of these financial statements.

Brandis Tallman LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 178,140
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 13,154	
Amortization	592	
(Increase) decrease in:		
Deposits held at clearing organizations	10,540	
Underwriting receivable	(12,375)	
(Decrease) increase in:		
Retirement plan contribution payable	(1,477)	
Income taxes payable	(1,600)	
Total adjustments		8,834
Net cash provided by (used in) operating activities		186,974
Cash flows from investing activities:		–
Cash flows from financing activities:		
Members' distributions	(198,600)	
Net cash provided by (used in) financing activities		(198,600)
Net increase (decrease) in cash		(11,626)
Cash at beginning of year		40,946
Cash at end of year		$ 29,320

Supplemental disclosure of cash flow information:
Cash paid during the year for

Interest	$ –
Income taxes	$ 3,300

The accompanying notes are an integral part of these financial statements.

Brandis Tallman LLC
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Brandis Tallman LLC (the "Company") was incorporated in the State of California on February 26, 2003 and commenced securities transactions emphasizing municipal bond placements, also offering consulting services to local government predominantly in California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities. Commission income consists of security trades of buys and sells.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Underwriting receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income and expenses are recorded on trade date basis. Underwriting income is recorded at the time the underwriting is completed and the income is reasonably determined. Referral income is recorded when earned.

Property and Equipment

Property and equipment are stated at cost. The Company depreciates its property and equipment using the straight line method of depreciation over the property and equipment's useful lives of five (5) to seven (7) years.

Organization costs are being amortized on a straight-line basis over 60 months.

Brandis Tallman LLC
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 and the gross receipts tax.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Automobile	$ 62,182	5
Furniture and fixtures	980	7
Equipment	5,469	5
	68,631	
Less accumulated depreciation	(43,947)	
Property and equipment, net	$ 24,684	

Depreciation expense for the year ended December 31, 2006 was $13,154.

Note 3: ORGANIZATION COSTS, NET

Organization costs at December 31, 2006, are shown net of accumulated amortization.

		Amortization Periods
Organization costs	$ 2,959	5 years
Less accumulated amortization	(2,665)	
Organization costs, net	$ 294	

Amortization expense for the year ended December 31, 2006 was $592.

Note 4: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $117,756 with Wedbush Morgan Securities as security for its transactions with them. Interest is paid monthly at the average overnight repurchase agreement rate.

Note 5: INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. At December 31, 2006, the Company recorded gross receipts tax of $900, and the minimum limited liability company income tax of $800, for a total tax provision of $1,700.

Note 6: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 22,990

Note 7: COMMITMENTS AND CONTINGENCIES

The Company provides certain retirement benefits to its eligible employees. In accordance with Statement No. 112 of the Financial Accounting Standard Board, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company maintains a Simplified Employee Pension ("SEP") plan to which annual contributions may be made. Such contributions are based upon the profitability of the company and the discretion of management. As of December 31, 2006, total contributions to this plan were $4,175. The amount of the contribution accrued for the year was $2,623.

Brandis Tallman LLC
Notes to Financial Statements
December 31, 2006

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Brandis Tallman LLC
Notes to Financial Statements
December 31, 2006

Note 9: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $166,619, which was $66,619 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($6,023) to net capital was 0.04 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $1,598 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 165,021
Adjustments:		
Members' equity	$ 1,599	
Rounding	(1)	
Total adjustments		1,598
Net capital per audited statements		$ 166,619

Brandis Tallman LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Members' equity	$ 218,687	
Total Members' equity		$ 218,687
Less: Non allowable assets		
Accounts receivable	(25,068)	
Property and equipment, net	(24,684)	
Organization costs, net	(294)	
Prepaid expenses	(1,947)	
Other assets	(75)	
Total non-allowable assets		(52,068)
Net capital		166,619
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 402	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 66,619
Ratio of aggregate indebtedness to net capital	0.04: 1	

There was a $1,598 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 10.

Brandis Tallman LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirement is not applicable to Brandis Tallman LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Brandis Tallman LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to Brandis Tallman LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Brandis Tallman LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Brandis Tallman LLC:

In planning and performing our audit of the financial statements of Brandis Tallman LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 6, 2007

END